Miller/Howard High Income Equity Fund
Miller/Howard Funds Trust
10 Dixon Avenue
Woodstock, New York 12498

March 29, 2018

VIA EDGAR TRANSMISSION

Mr. Kenneth Ellington
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Miller/Howard Funds Trust File Nos.: 333-207738 and 811-23111
Miller/Howard High Income Equity Fund
File Nos.: 333-220004 and 811-22553

Dear Mr. Ellington:

The purpose of this letter is to respond to the comments you provided the Trust’s counsel on March 8, 2018, regarding the review of the annual reports for the Miller/Howard Funds Trust and the Miller/Howard High Income Equity Fund (each a “Report”, together the “Reports”).

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Reports.

Miller/Howard Funds Trust (the “Trust”)

1.
Each series of the Trust discloses its expense ratio in the Management Discussion of Fund Performance (“MDFP”). The expense ratios disclosed in the MDFP should be current as of the most recent prospectus. If future MDPFs disclose a Fund’s expense ratio, please use the expense ratio from the Fund’s most recent prospectus and refer shareholders to the financial highlights for a more current expense ratio.

The Trust undertakes to use the expense ratio from the Fund’s most recent prospectus and refer shareholders to the financial highlights for a more current expense ratio if future MDFPs disclose a Fund’s expense ratio.

2.	For each individual included in the Trustees and Officers table in the Report, please provide the information required by Item 27(b)(5) of Form N-1A.

The Trust undertakes to provide in future Reports the information required by Item 27(b)(5) of Form N-1A for each individual included in the Trustees and Officers table in the Report.

Miller/Howard High Income Equity Fund (the “High Income Equity Fund”)

3.
The schedule of investments for the High Income Equity Fund shows that the Fund has written options. If the written options were purchased in an over-the-counter (“OTC”) market, please disclose the counterparty as required by Article 12-13 of Regulation S-X.

The High Income Equity Fund agrees to disclose in future Reports the counterparty as required by Article 12-13 of Regulation S-X if written options were purchased in an over-the-counter market.

4.
Please confirm there were no open payables to the Trustees as of the fiscal-year ended October 31, 2017. If there were open payables to the Trustees, those should be disclosed separately, in accordance with Article 6-04(12) of Regulation S-X.

The High Income Equity Fund confirms that there were no open payables to the Trustees as of the fiscal-year ended October 31, 2017.  If any occur in the future, the High Income Equity Fund agrees to disclose them separately, in accordance with Article 6-04(12) of Regulation S-X.

5.
With respect to any return of capital distributions made by the High Income Equity Fund, please confirm that the Fund has complied with the shareholder notification requirement of Rule 19a-1 of the Investment Company Act of 1940, as amended.

The High Income Equity Fund confirms that with respect to any return of capital distributions made by the High Income Equity Fund that the Fund has complied with the shareholder notification requirement of Rule 19a-1 of the Investment Company Act of 1940, as amended.

6.
The Staff notes that the Report of the Independent Registered Public Accountant was unsigned as filed with the Form N-SAR for the High Income Equity Fund on December 23, 2015. Please confirm the High Income Equity Fund maintains a signed copy of the report and ensure that a name and signature is included in future Form N-SAR filings.

The High Income Equity Fund confirms that it has maintained a signed copy of the Report of the Independent Registered Public Accountant and confirms that a name and signature will be included in future Form N-SAR filings.

The Trust and the High Income Equity Fund

7.
For any securities lending transactions entered into by a series of the Trust or the High Income Equity Fund, please disclose in the notes to the financial statements of any future reports the remaining contractual maturity of any outstanding securities lending transactions.

The Trust and the High Income Equity Fund undertake to disclose in the notes to the financial statements the remaining contractual maturity of any outstanding securities lending transactions in future Reports.

8.
For both the Trust and the High Income Equity Fund, please include greater detail regarding the factors considered by the Board of Trustees in the section “Board Consideration and Approval of Investment Advisory Agreement.”

The Trust and High Income Equity Fund undertake to include in the future greater detail regarding the factors considered by the Board of Trustees, including how the Board evaluates each factor, in the section “Board Consideration and Approval of Investment Advisory Agreement.”

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We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at 845-679-9166.

Sincerely,

/s/ Paul Brook

Paul Brook